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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 1-13852

                               FORM 10-QSB                       CUSIP NUMBER
                                                                    125180
                     For Period Ended: June 30, 1999

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                      CET ENVIRONMENTAL SERVICES, INC.
                      --------------------------------
                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                          7032 S. Revere Parkway
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                          Englewood, Colorado 80112
                          -------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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On August 10, 1999, the Company received a notice from the Environmental
Protection Agency (EPA) that it had been suspended, pending further review, from receiving additional contracts. The suspension does allow the Company to continue performance on existing contracts. The suspension prevents the Company from being awarded new contracts under the provisions of 48 C.F.R. Subpart 9.4 of the Federal Acquisition Regulations. The EPA has represented approximately 63% of the Company's revenue during 1999. The Company's management, after a review of available information and consultation with its legal counsel, believes the issues raised do not warrant a suspension. The issues relate to billing and accounting matters occurring in prior years. The Company intends to vigorously pursue having the suspension lifted.

At this time, the Company is still assessing the impact that the EPA suspension will have on the Company's operations and financial condition. The Company is also reviewing whether any adjustments need to be made to the financial statements and other disclosures to be included in the Form 10-Q.
As a result, the Company is not able to file its Form 10-Q by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Steven H. Davis               720/875-9115
               ---------------        -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that during the quarter ended June 30, 1999, project revenues for the quarter ended June 30, 1999, were $8,503,000 as compared to $16,005,000 during the same period in the prior year. The decrease in revenues were primarily a result of the sale of a subsidiary in December 1998, reduced activities under contracts with federal agencies and a decrease in the Company's commercial business. The Company is currently evaluating the effects that the EPA suspension will have on the operating results for the quarter ended June 30, 1999, and therefore cannot yet quantify the amount of the net loss it will report. However, the Company anticipates that the net loss will exceed $1,200,000.



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The Company also expects to report that project revenues for the six months ended June 30, 1999, were $21,448,000 as compared to $27,460,000 during the same period last year. The decrease in revenues was primarily a result of the sale of a subsidiary in December 1998, and a decrease in the Company's commercial business. The Company is currently evaluating the effects that the EPA suspension will have on the operating results for the six months ended June 30, 1999, and therefore cannot yet quantify the amount of the net loss it will report. However, the Company anticipates that the net loss will exceed $900,000.

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                    CET ENVIRONMENTAL SERVICES, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                     CET ENVIRONMENTAL SERVICES, INC.


                                     By:/s/ Steven H. Davis
                                        Steven H. Davis, President
Date: August 16, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]








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